Form 10-C


Securities and Exchange Commission
Washington, DC  20549


Report by issuer of securities quoted on The Nasdaq Stock
Market [Service Mark], filed pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934 and Rule 13a-17 or
15d-17 thereunder.
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
EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:                    Hauser Chemical Research, Inc.
ADDRESS OR PRINCIPAL EXECUTIVE OFFICES:                          5555 Airport Blvd., Boulder, CO  80301
ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):                 (303)443-4662
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I.   Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

     Title of security
     Number of shares outstanding before the change
     Number of shares outstanding after the change
     Effective date of change
     Method of change
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
Give brief description of transaction.

II.  Change in Name of Issuer

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
Name prior to change                                 Hauser Chemical Research, Inc.
Name after change                                    Hauser, Inc.
Effective date of charter amendment changing name    December 3, 1996
Date of shareholder approval of change, if required  November 14, 1996
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
OFFICER'S SIGNATURE           /s/Patricia A. Roberts
AND TITLE                     CORPORATE SECRETARY

DATE
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